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                                                                                                            Exhibit 12


                                 TXU GAS COMPANY AND SUBSIDIARIES
                        COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,
             AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS





                                                                          Year Ended December 31,
                                                  ---------------------------------------------------------------------
                                                    2003           2002            2001           2000            1999
                                                  ---------      --------         ------         ------          ------
                                                                    Millions of Dollars, Except Ratios
EARNINGS:
  Income (loss) from continuing operations         $  44          $ (12)         $   1           $  66          $   8
  Add: Total federal income taxes (benefit)           19             (8)             7              40             (2)
    Fixed charges (see detail below).............     45             65             67              74             76
                                                   -----          -----          -----           -----          -----
      Total earnings.............................  $ 108          $  45          $  75           $ 180          $  82
                                                   =====          =====          =====           =====          =====

FIXED CHARGES:
  Interest expense...............................  $  43          $  63          $  65           $  72          $  75
  Rentals representative of the interest
   factor........................................      2              2              2               2              1
                                                   -----          -----          -----           -----          -----
    Fixed charges deducted from earnings.........     45             65             67              74             76
                                                   -----          -----          -----           -----          -----
  Preferred dividends of registrant (pretax)(a)..      4              7             32               6              3
                                                   -----          -----          -----           -----          -----
       Fixed charges and preferred dividends.....  $  49          $  72          $  99           $  80          $  79
                                                   =====          =====          =====           =====          =====

RATIO OF INCOME (LOSS) FROM
   CONTINUING OPERATIONS TO
   FIXED CHARGES (b).............................   2.40           0.69           1.12            2.43           1.08
                                                   =====          =====          =====           =====          =====

RATIO OF INCOME (LOSS) FROM
   CONTINUING OPERATIONS TO
   COMBINED FIXED CHARGES
   AND PREFERRED DIVIDENDS (c)...................   2.20           0.63           0.76            2.25          1.04
                                                   =====          =====          =====           =====          ====
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(a) Preferred dividends multiplied by the ratio of pre-tax income to net income.
(b) In 2002, additional earnings of $20 million would have resulted in a ratio of 1.00.
(c) In 2002 and 2001, additional earnings of $27 million and $24 million, respectively, would have resulted in ratios of 1.00.